Kenmar Global Trust - August 2004

Kenmar Global Trust (KGT) ended the month of August down -0.34% with losses in currencies, and metals. Profitable sectors included global interest rates and energies. The Net Asset Value per unit of KGT was $97.86 as of August 31, 2004.

Allocation of Assets to Advisors

                  August 1 2004    September 1 2004
                  -------------    ----------------
Graham                 30%                31%
Grinham                34%                35%
Transtrend             36%                34%

The S&P 500 and Dow Jones indices posted marginal gains for the month (+0.2% and +0.3% respectively) while the Nasdaq Index finished August down -2.6%, its second straight monthly decline. Market volatility continued in August, as equity markets in the first two weeks experienced heavy selling, before rallying in the last two weeks of the month. The ease in oil prices seems to be the main cause for renewed interest in the equity markets, as fears of higher inflation and declining growth have abated for the moment. This sentiment was also reflected in the benchmark US Government 10-Year Note as it's yield slid -8.0%, ending August at 4.12%. In Japan, the Nikkei 225 Index lost -2.2% in yen terms, with small cap stocks once again leading to the broader index's negative performance. In Europe, the UK's FTSE 100 Index ended the month in positive territory, at +1.1%, while Germany's DAX Index netted a loss of -2.8% and France's CAC Index posted a loss of -1.5%.

In the currency markets, uncertainty about the future relative macroeconomic performance of the G7 countries has caused market volatility to decline to new lows for the year. Market participants have pared back on existing positions and showed extreme reluctance to take any significant risk. As a result, price action in the majors was reduced to very limited daily ranges and thin trading. The US dollar, which has been under pressure for some time, gradually strengthened, partly as a result of the Federal Reserve interest rate hike early in the month. In South Africa, an unexpected cut in interest rates sent the rand sharply lower. The Norwegian and Swedish krone both depreciated then rebounded during the month.

Commodities were mixed, with fears over energy shortages growing early in the month and then fading - thus, crude oil prices rose early in the month and dropped back by month-end. In the grains, prices rose in response to a cold weather snap. Hurricane Charley pushed cotton prices upward as wet weather conditions threatened to harm crops. In the metals, both gold and silver prices rose.

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                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                      For the Month Ending August 31, 2004






                            STATEMENT OF INCOME(LOSS)
                            -------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        ($44,808.16)
Change in Unrealized Gain/(Loss)                                    $127,972.19
Gain/(Loss) on Other Investments                                      $3,446.40
Brokerage Commission                                                ($86,209.80)
                                                               ----------------
Total Trading Income                                                    $400.63

EXPENSES
Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                         $3,836.21
Management Fees                                                      $98,567.50
Offering Fees                                                        $10,000.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                               ----------------
Total Expenses                                                      $115,737.04

INTEREST INCOME                                                      $39,993.94

NET INCOME(LOSS) FROM THE PERIOD                                    ($75,342.47)
                                                               ================

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)
                  ---------------------------------------------


Beginning of Month                       $22,173,276.18
Addition                                    $128,685.00
Withdrawal                                 ($949,507.18)
Net Income/(Loss)                           ($75,342.47)
                                     ------------------
Month End                                $21,277,111.53

Month End NAV Per Unit                           $97.86

Monthly Rate of Return                           -0.34%
Year to Date Rate of Return                     -11.86%



        To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer, Chairman                   /s/ Marc S. Goodman, President

Kenneth A. Shewer, Chairman                       Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust